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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                   For the period May 3, 2001 to July 5, 2001

                  --------------------------------------------



                                   JACADA LTD.
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                 (Translation of registrant's name into English)




                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel

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                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]


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                                EXPLANATORY NOTE

 Attached is:

1.  Press Release, released publicly on July 5, 2001.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    JACADA LTD.



                                    By:      /s/ Robert C. Aldworth
                                       -----------------------------------------
                                       Name: Robert C. Aldworth
                                       Title: Chief Financial Officer


Dated: July 5, 2001


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               JACADA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS

             UPDATES GUIDANCE FOR 2001 AND ANNOUNCES COST REDUCTIONS



ATLANTA - July 5, 2001 - Jacada Ltd. (Nasdaq: JCDA) today announced, that based on preliminary estimates, financial results for the second quarter of its fiscal year 2001 are expected to fall short of current analyst expectations.

         The preliminary estimate of total revenue for the second quarter ended June 30, 2001, is expected to be in a range of approximately $6.6 million to $6.8 million, compared to $5.7 million in the same period last year. Jacada expects to report a net loss in a range of approximately ($0.11) to ($0.14) per share, compared to earnings per share of $0.00 in the same period last year. Actual operating results will be released on July 25, 2001.

         Jacada president, Mike Potts, attributed the expected shortfall in total revenue to the softening technology economy. "Although Jacada secured significant business in the second quarter, several key transactions did not close by the end of the quarter as expected. Fortunately until this quarter, Jacada has been relatively unaffected by the economic slowdown. Looking ahead at the factors affecting the overall technology sector including Jacada, we see a slower revenue growth rate for the rest of 2001 than what we have experienced prior to this quarter," said Potts.

         Jacada currently expects that third and fourth quarter 2001 revenues will be 15% to 20% higher than the same periods in 2000. In addition, based upon current market conditions and sales outlook, Jacada anticipates break-even results by year-end.

         Consistent with the revised revenue outlook, Jacada has initiated selective cost reductions including a reduction in workforce. "We believe that these cost reduction measures will give us the ability to emerge from this economic slowdown as a stronger and more competitive force in the e-business infrastructure marketplace," said Gideon Hollander, CEO of Jacada. "We remain very enthusiastic about our short and long term market opportunity and the additional products that we will be releasing from our development lab aimed at the needs of new and existing customers."

         Jacada will host a teleconference with investment professionals at 9:00 a.m. EDT on July 5, 2001 in conjunction with this release. A live Webcast of the teleconference will be available at www.jacada.com, where it will be archived for 30 days. A telephonic replay, available from 11:00


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a.m. EDT on July 5, until 5:00 p.m. EDT on July 7, may be accessed by calling
800-633-8284 in the U.S. or 858-812-6440 from outside the U.S. and providing reservation number 19295854. Please access the web site at least fifteen minutes prior to the start of the call to register and install any necessary audio software.

         The statements in this announcement are based on preliminary results and could vary when Jacada reports actual results on July 25, 2001.

         ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 2000.

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         (A)     Jacada Contacts:  Ann Conrad

                           Manager, Corporate Communications
                           Jacada Ltd.
                           (770) 352-1300 ext. 382
                           aconrad@jacada.com
                           or
                           Investor Relations:
                           Philip Bourdillon
                           Silverman Heller Associates
                           (310) 208-2550
                           bourdillon@sha-ir.com


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